SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)

Banc of California, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

  (Title of Class of Securities)

05990K106

  (CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Philip Ross Bevan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W. Washington, D.C. 20005 (202) 347-0300

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05990K106	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,287,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,287,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 9 of 13 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Banc of California, Inc., a Maryland corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP is to serve as the general partner of and manage the Funds. The principal business of Patriot LLC is to serve as the general partner of and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d) During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05990K106	13D	Page 10 of 13 Pages

(e) During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Patriot Financial Group beneficially owns an aggregate of 1,509,450 shares of Common Stock acquired at an aggregate cost of approximately $20.0 million. The Patriot Fund holds 1,287,104 shares of Common Stock acquired at a cost of approximately $17.1 million and the Patriot Parallel Fund holds 222,346 shares of Common Stock acquired at a cost of approximately $2.9 million. All of the shares were acquired with working capital of the Funds. The Funds’ purchases were made with working capital of the Funds through a line of credit in the normal course of business and then paid down from the proceeds from investor capital calls.

Item 4. Purpose of Transaction

Pursuant to a Securities Purchase Agreement, dated December 3, 2013, among the Company and the Funds (the “Purchase Agreement”), the Funds purchased an aggregate of 1,509,450 shares of Common Stock from the Company at the purchase price of $13.25 per share of Commopn Stock or approximately $20.0 million in the aggregate. The closing of the transactions contemplated by the Purchase Agreement occurred on December 10, 2013 (the “Closing”).

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

While the Patriot Financial Group intends to exercise its rights as a stockholder, no member thereof currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than purchases in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 05990K106	13D	Page 11 of 13 Pages

Item 5. Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 19,531,239 outstanding shares of Common Stock as of the date hereof based upon 18,021,789 shares of Common Stock outstanding as of October 31, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, plus the 1,509,450 shares of Common Stock issued to the Funds on December 10, 2013 pursuant to the Purchase Agreement.

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,287,104 shares, or 6.6%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 222,346 shares, or 1.1%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,509,450 shares, or 7.7%, of the outstanding Common Stock.

(c) Members of the Patriot Financial Group made the following purchases of Common Stock in the last 60 days pursuant to the Purchase Agreement.

Purchaser	Date	Number of Shares Purchased	Price Per Share	Total Cost
Patriot Fund	12/10/13	1,287,104	$13.25	$17,054,128
Patriot Parallel Fund	12/10/13	222,346	$13.25	$2,946,085

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 05990K106	13D	Page 12 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, the Funds agreed to purchase an aggregate of 1,509,450 shares of Common Stock from the Company at the purchase price of $13.25 per share of Cammon Stock or approximately $20.0 million in the aggregate. The Purchase Agreement contains customary representations and warranties from the Company and the Funds. Each of the parties agreed to customary closing conditions and covenants, including a covenant by the Company to file with the U.S. Securities and Exchange Commission within 180 days of the Closing a registration statement covering resales of the shares of Common Stock by the Funds. The Purchase Agreement also contains customary indemnification obligations by the Company and the Funds, including with respect to breaches of representations, warranties and covenants, subject to the limitations set forth in the Purchase Agreement. The Closing occurred on December 10, 2013.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is included hereto as Exhibit 2 and is incorporated by reference herein.

As of the date of this Schedule 13D, except for the Purchase Agreement, none of the Patriot Financial Group is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to Be Filed as Exhibits

1	Joint Filing Agreement

2	Securities Purchase Agreement dated December 3, 2013 (1)

_______________

(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.

CUSIP No. 05990K106	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial
Partners GP, LLC, the general partner of Patriot
Financial Partners GP, L.P., the general partner of
Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners
GP, LLC, the general partner of Patriot Financial
Partners GP, L.P., the general partner of Patriot
Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners
GP, LLC., the general partner of Patriot Financial
Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

EXHIBIT INDEX

No.	Exhibit

1	Joint Filing Agreement
2	Securities Purchase Agreement dated December 3, 2013 (1)

____________________
(1) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: December 10, 2013

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial
Partners GP, LLC, the general partner of Patriot
Financial Partners GP, L.P., the general partner of
Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners
GP, LLC, the general partner of Patriot Financial
Partners GP, L.P., the general partner of Patriot
Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners
GP, LLC., the general partner of Patriot Financial
Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch